DONNE R M INERALS LTD.

Number: 002-03
Dated: January 14, 2003                     TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

NEWS RELEASE

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the "Company") announces the closing of $35,000 of the $300,000 private placement announced on December 27, 2002. The Company has decided not to close the balance of the private placement. These funds were raised by the Company issuing 175,000 units at a price of $0.20 per unit, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of $0.21 until January 9, 2005. Each flow-through common share will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company. The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring May 10, 2003.

Further to the Company’s news release dated November 15, 2002, warrant holders holding 1,666,667 warrants, previously exercisable at $0.70 per share until July 8, 2003 and at $0.80 per share from July 9, 2003 until July 8, 2004, have approved, and the TSX Venture Exchange has accepted, the re-pricing of the warrants to $0.12 per share. In accordance with TSX Venture Exchange policy, and as a result of the price of the Company’s shares exceeding $0.15 for ten consecutive trading days, the exercise period has been shortened and the warrants will now expire on February 17, 2003.

The Company did not receive sufficient warrant holder consent to re-price to $0.12 the 4,000,000 warrants, accordingly the warrants remain exercisable at $0.44 per share until June 4, 2004.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com